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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ______________________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                         ______________________________


                         GENERAL PARAMETRICS CORPORATION
                         -------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    370476103
                                    ---------
                                 (CUSIP Number)

        GERARD M. JACOBS, T. BENJAMIN JENNINGS AND LOUIS D. PAOLINO, JR.
                              C/O GERARD M. JACOBS
                               7600 AUGUSTA STREET
                          RIVER FOREST, ILLINOIS 60305
                                  708-366-1939



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)







                                  JULY 17, 1995
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.


                                PAGE 1 OF 8 PAGES

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                                  SCHEDULE 13D

CUSIP No. 370476103

- --------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Gerard M. Jacobs         Louis D. Paolino, Jr.
     T. Benjamin Jennings
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                                    PF AND 00
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
- --------------------------------------------------------------------------------
 NUMBER OF SHARES        7.  SOLE VOTING POWER -
BENEFICIALLY OWNED           Gerard M. Jacobs - 450,000
 BY EACH REPORTING           T. Benjamin Jennings - 450,000
  PERSON WITH                Louis D. Paolino, Jr. - 250,000
                         -------------------------------------------------------
                         8.  SHARED VOTING POWER -

                         -------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER -
                             Gerard M. Jacobs - 450,000
                             T. Benjamin Jennings - 450,000
                             Louis D. Paolino, Jr. - 250,000
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER -

- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,150,000, being the sum of 450,000 (Jacobs), 450,000 (Jennings)
    and 250,000 (Paolino)
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.5%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON - IN
- --------------------------------------------------------------------------------


                                PAGE 2 OF 8 PAGES

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Item 1.  Security and Issuer

         This statement relates to shares of common stock, $.01 par value per share (the "Shares"), of General Parametrics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1250 Ninth Street, Berkeley, California 94710.

Item 2.  Identity and Background

         Although the following persons presently intend to act together for the purpose of acquiring, holding and voting Shares, each has retained the sole power to vote or dispose of the Shares which he owns or is deemed to own.
During the last five years, none of them (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of them are citizens of the United States of America. The name, residence or business address and principal occupation or employment of each is as follows:

         (a)   Gerard M. Jacobs
               7600 Augusta Street
               River Forest, Illinois 60305

               President, Environmental Waste Funding Corporation
               (waste industry project development and finance)
               7600 Augusta Street
               River Forest, Illinois 60305

         (b)   T. Benjamin Jennings
               622 Meadowview Lane
               Coppell, Texas 75019

               Director, First Southwest Company
               (investment banking)
               1700 Pacific Avenue, Suite 500
               Dallas, Texas 75201

         (c)   Louis D. Paolino, Jr.
               550 Roberts Road
               Bryn Mawr, PA 19010

               Vice President, USA Waste Services, Inc.
               (waste collection and disposal)
               3201 South 61st Street
               Philadelphia, PA 19153


                                PAGE 3 OF 8 PAGES

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         For the purposes of this statement, Mr. Paolino is deemed to be the beneficial owner of Shares purchased by Blue Bird Partners, a general partnership of which the two general partners are charitable remainder unit trusts of which Mr. Paolino is the trustee.

Item 3.  Source and Amount of Funds or Other Consideration

         The amount of funds used to purchase the 1,150,000 Shares was a total of $2,300,000 or $2.00 per Share. Each person named in Item 2 paid a pro rata share of the total purchase price, based upon the number of Shares acquired by such person. Mr. Jacobs and Mr. Jennings each used his personal funds and funds which he obtained as a result of borrowing through a margin account with a brokerage firm in purchasing 450,000 Shares. Mr. Paolino used funds of the trusts of which he is trustee in purchasing 250,000 Shares.

Item 4.  Purpose of the Transaction

         The persons named in Item 2 acquired the 1,150,000 Shares for investment purposes. They intend to seek a change in the present Board of Directors of the Company. To that end, they asked the Company to convene a special meeting of its stockholders to be held on August 30, 1995 for the purpose of electing a slate of five directors, consisting of Xavier Hermosillo, Gerard M. Jacobs, T. Benjamin Jennings, Louis D. Paolino, Jr. and Eugene Sanders. Mr. Sanders is currently one of the five directors of the Company. Thus, the nominees, if elected, would constitute a majority of the directors of the Company then in office whether or not the other four directors now in office resign. The nominees, if elected, would serve for terms ending with the next annual meeting of stockholders of the Company and until their respective successors are elected and qualified. Except for such change in the Board of Directors, none of the persons named in Item 2 has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         However, if the nominees of the persons named in Item 2 are elected as directors of the Company, the persons named in Item 2 intend to seek to cause the Company to actively pursue acquisitions and mergers in unrelated fields, including, but not limited to, scrap metal recycling and/or telecommunications. Those persons have not developed any plans with regard to the Company's current business, although they would attempt to improve its marketing activities. Those persons also intend to seek to have the directors review the Company's present dividend policy in order to consider whether or not the amount thereof should remain the same or be reduced or eliminated.


                                PAGE 4 OF 8 PAGES

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Item 5.  Interest in Securities of the Issuer

         The number of Shares, and the percentage thereof of the total number of Shares outstanding as of a recent date, beneficially owned by each person named in Item 2 is as follows:


Name                         Number of Shares                 Percentage
- ----                         ----------------                 ----------

Gerard M. Jacobs                  450,000                        8.8%
T. Benjamin Jennings              450,000                        8.8%
Louis D. Paolino, Jr.             250,000                        4.9%
                   Total        1,150,000                       22.5%

         Each such person has the sole power to vote and to dispose of the Shares which he owns or is deemed to own. Except for the purchase of the total of 1,150,000 Shares on July 17, 1995 from Herbert B. Baskin in a private transaction, none of such persons has engaged in any transaction in the Shares during the past sixty days.

         Mr. Donald F. Moorehead purchased 250,000 Shares on July 17, 1995 from Herbert B. Baskin in the same private transaction in which such persons acquired the 1,150,000 Shares; however, Mr. Moorehead has disclaimed membership in the group, if any, composed of the persons filing this statement.

         The two charitable remainder unit trusts which are the general partners of Blue Bird Partners have the right to receive dividends from, or the proceeds from the sale of, 250,000 Shares of the 1,150,000 Shares. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such 1,150,000 Shares.

Item 6. Contracts, Arrangement or Understandings with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company; however, the persons named in Item 2 contemplate that they may, although they have no obligation so to do, pay a finder's fee to a third party in respect of their purchase of Shares.

Item 7.  Material to be Filed as Exhibits

         (a)   Specific Power of Attorney - Louis D. Paolino, Jr.



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                                   SIGNATURES


After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


    July 26, 1995        /s/ Gerard M. Jacobs
                         -------------------------------------
                         Gerard M. Jacobs, individually and as
                         attorney-in-fact for
                         Louis D. Paolino, Jr.



    July 26, 1995        /s/ T. Benjamin Jennings
                         -------------------------------------
                         T. Benjamin Jennings


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                                  EXHIBIT INDEX


         EXHIBIT                                       PAGE
         -------                                       ----

(a) Specific Power of Attorney -
         Louis D. Paolino, Jr.                          8


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                                                                     EXHIBIT (A)







                           SPECIFIC POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS that the undersigned, Louis D. Paolino, Jr., appoints GERARD M. JACOBS as my true and lawful ATTORNEY to execute in my name and on my behalf any and all documents pertaining to my ownership of shares of Common Stock, par value $.01 per share, of General Parametrics Corporation, including without limitation, if required, Schedule 13D and Forms 3, 4 and 5, and to file same and any and all amendments thereto with the Securities and Exchange Commission, giving to said ATTORNEY the power and authority to execute all such documents and amendments thereto in my name and stead, hereby ratifying and confirming the execution of said documents and amendments thereto that said ATTORNEY shall lawfully execute or cause to be executed by virtue hereof.

         IN WITNESS WHEREOF, I have caused this instrument to be executed this 24th day of July, 1995.



                                        /s/ Louis D. Paolino, Jr.
                                        -----------------------------------
                                        Louis D. Paolino, Jr.



                                PAGE 8 OF 8 PAGES